UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                     Evans & Sutherland Computer Corporation
                                (Name of Issuer)

                          Common Stock, $0.20 Par Value
                         (Title of Class of Securities)

                                    299096107
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,563,960
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        360,700
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,563,960
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     360,700
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,924,660
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.2%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299096107
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,563,960
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,563,960
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,563,960
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      13.9%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299096107

ITEM 1(a). NAME OF ISSUER:

            Evans & Sutherland Computer Corporation ("Evans & Sutherland")

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            770 Komas Drive
            Salt Lake City, Utah 84108

ITEM 2(a). NAME OF PERSON FILING:

            This statement is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"), a Bermuda corporation. Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached as Exhibit A to the previously filed 13G.

            This statement relates to 1,428,592 shares of Evans & Sutherland held by IAT and its wholly-owned subsidiaries, 135,368 shares issuable upon conversion of $5,699,000 of 6% convertible bonds held by IAT and its subsidiaries, 359,700 shares held by Mr. Kellogg's wife, and 1,000 shares held by an IRA controlled by Mr. Kellogg and his wife. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Evans & Sutherland owned by IAT and its subsidiaries. Mr. Kellogg disclaims beneficial ownership of the shares held by his wife and by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            120 Broadway, New York, NY 10271

ITEM 2(c). CITIZENSHIP:

            IAT is a Bermuda corporation, and Peter R. Kellogg is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.20 Par Value

ITEM 2(e). CUSIP NUMBER:

            299096107

CUSIP No. 299096107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED: 1,924,660 shares

      (b)   PERCENT OF CLASS: 17.2%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct the vote: 1,563,960 shares

            (ii)  Shared power to vote or to direct the vote: 360,700 shares

            (iii) Sole power to dispose or to direct the disposition of:
                  1,563,960 shares

            (iv)  Shared power to dispose or to direct the disposition of:
                  360,700 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by them in accordance with their ownership interest in IAT.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            See Exhibit B.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

CUSIP No. 299096107

ITEM 10. CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 299096107

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  IAT REINSURANCE COMPANY LTD.

Dated: February 17, 2009
       New York, New York         By: /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Name: Peter R. Kellogg
                                      Title: President and CEO

Dated: February 17, 2009
       New York, New York             /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Peter R. Kellogg

CUSIP No. 299096107

                                                                       Exhibit B

                                     ITEM 7

            IAT is the relevant subsidiary for which Peter R. Kellogg may be considered a control person.

CUSIP No. 299096107

                                                                       Exhibit C

                                POWER OF ATTORNEY

            KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Marguerite R. Gorman as the undersigned's true and lawful attorney-in-fact to:

      (1) Execute for and on behalf of the undersigned, in the undersigned's individual capacity and in the undersigned's capacity as an officer and/or director of IAT Reinsurance Co. Ltd., a Bermuda corporation ("IAT"), all Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, and all Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, and the rules thereunder, and any other forms or reports the undersigned may be required to file in connection with the undersigned's or IAT's ownership, acquisition, or disposition of any equity securities which are registered under Section 12 of the Securities Exchange Act of 1934;

      (2) do and perform any and all acts for and on behalf of the undersigned or IAT which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or any such Schedule 13D or 13G, or other form, schedule or report, and timely file such form, schedule or report with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned or IAT, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned or IAT pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

            The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the forgoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 and/or Schedules 13D or 13G with respect to the undersigned's and/or IAT's holdings of and transactions in equity securities registered under Section 12 of the Securities Exchange Act of 1934, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

            IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of August, 2005.

                                        /s/ Peter R. Kellogg
                                        ----------------------------
                                        Peter R. Kellogg